Mail Stop 3010

February 25, 2010

Mr. Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard
Suite 900
Uniondale, NY 11553

> **Re: Arbor Realty Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 9, 2009**
> **Form 10-Q for the period ended June 30, 2009**
> **Filed August 7, 2009**
> **File No. 1-32136**

Dear Mr. Elenio:

We have reviewed your response letter dated February 4, 2010 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Impaired Loans and Allowance for Loan Losses, page 75

1.   We note your response to prior comment two. Although we note your representation that the underlying properties that secure your loans and investments are individually specific and have unique characteristics, we remain unclear how applying an individual approach to evaluating reserves allows you to assess potential risks in your overall portfolio. In circumstances where there are no losses that can be identified to one or more specific loans, this methodology does not appear to address the need for a general reserve. Please advise. Refer to FASB ASC 310-10-35-13 though 36 and 310-10-55.

Form 10-Q for the period ended June 30, 2009 filed August 7, 2009

Notes to Consolidated Financial Statements

Note 6 – Investment in Equity Affiliates

Lightstone Value Plus REIT L.P./ Prime Outlets, page 20

2.   We note your response to prior comment four. Please additionally tell us the default provisions of the debt agreement. Discuss the conditions that would cause you to be in default, the consequences of default, and the effect that default would have specifically on your interests in LVP REIT LP that secure the loan.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3782 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Jessica Barberich
Assistant Chief Accountant